EXHIBIT 99.(a)(1)(xiii)

                          JAC ACQUISITION COMPANY, INC.

NEWS RELEASE

JAC ACQUISITION COMPANY, INC. ANNOUNCES WITHDRAWAL OF TENDER OFFER FOR COMMON STOCK OF JOULE INC. AND PROPOSES "GOING PRIVATE" MERGER

Morristown, New Jersey (January 16, 2004) - JAC Acquisition Company, Inc. ("JAC") today announced that the number of shares tendered pursuant to its offer to purchase all of the outstanding common stock of Joule Inc. (AMEX:JOL) not owned by a purchaser group consisting of Emanuel N. Logothetis, the founder and Chairman of the Board and Chief Executive Officer of Joule, members of his immediate family and John G. Wellman, Jr., President and Chief Operating Officer of Joule (collectively, the "Purchaser Group"), was not sufficient to satisfy the non-waivable minimum tender condition of the tender offer and that the tender offer has been withdrawn rather than being further extended. The minimum tender condition requires that at least 678,771 shares of Joule common stock be validly tendered and not properly withdrawn, which, together with the shares of Joule common stock owned by the Purchaser Group, would represent 90% of the outstanding Joule common stock. Approximately 367,000 shares of Joule common stock were validly tendered and not properly withdrawn prior to the scheduled expiration at 5:00 p.m., Eastern Standard Time, on Thursday, January 15, 2004. Accordingly, no tendered shares of Joule common stock will be accepted for payment by JAC and all shares tendered will be returned to the tendering stockholders in accordance with the terms of the tender offer.

JAC also announced that it has made an alternative going private proposal to the Board of Directors of Joule for a merger of JAC with Joule pursuant to which stockholders of Joule (other than the Purchaser Group and stockholders who properly perfect appraisal rights under Delaware law) would receive $1.54, in cash, for each outstanding share of Joule common stock owned by them. As a result of the merger, Joule would become a privately held company owned solely by the members of the Purchaser Group. The proposed per share merger consideration represents an approximate 48% premium over the average closing price of Joule common stock during the twelve-month period ended August 20, 2003, the last full trading day before the public announcement of the Purchaser Group's original proposal to take Joule private.

The Board of Directors of Joule has reconstituted the Special Committee of its Board of Directors, consisting of the three independent directors, to evaluate the merger proposal. The Special Committee will seek further advice from the independent financial advisor and independent legal counsel previously retained in connection with the original going private proposal.

The proposed merger will require the approval of the Joule Board of Directors, with the three directors who are members of the Purchaser Group abstaining, and approval by the holders of a majority of the outstanding shares of Joule common stock. The members of

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the Purchaser Group own approximately 72% of the outstanding Joule common stock.
In addition, the merger proposal is conditioned upon the receipt of financing and the satisfaction or waiver of other customary closing conditions. The Purchaser Group is currently negotiating an extension of the financing commitment received in connection with the tender offer. There can be no assurance that the proposed merger will be consummated.

This announcement is not a solicitation of a proxy or consent, an offer to purchase or a solicitation of an offer to sell shares of common stock of Joule. Joule and the Purchaser Group will file and deliver all forms, proxy statements or information statements, notices and documents required under state and federal law with respect to the merger. Joule will be filing a preliminary proxy statement or information statement with the SEC in connection with the merger. In addition, Joule will file with the SEC and mail to its stockholders a definitive proxy statement or information statement in connection with the merger. The preliminary and definitive proxy statements or information statements will contain important information regarding the merger, including, among other things, the recommendation of Joule's Board of Directors in respect of the merger. Stockholders of Joule are advised to read the definitive proxy statement or information statement, when available, before making any decision regarding the proposed merger. Copies of the proxy statement or information statement (when available), and any amendments or supplements thereto, may be obtained without charge at the SEC's website at www.sec.gov or at Joule's website at www.jouleinc.com as they become available. Investors and stockholders may also obtain, free of charge, copies of the proxy statement or information statement (when available) and such other documents from Joule by directing such request to Joule Inc., 1245 U.S. Route 1 South, Edison, New Jersey 08837 or to Bernard G. Clarkin, Secretary, at (732) 548-5444.